              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                               ON MARCH 28, 2001


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13E-3
                                 Amendment No. 5
                                (Final Amendment)


                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         THE PEREGRINE REAL ESTATE TRUST

                                (Name of Issuer)

                         THE PEREGRINE REAL ESTATE TRUST
                               WINSHIP PROPERTIES
                           TCW SPECIAL CREDITS FUND IV
                          TCW SPECIAL CREDITS PLUS FUND
                          TCW SPECIAL CREDITS TRUST IV
                          TCW SPECIAL CREDITS TRUST IVA
                            TRUST COMPANY OF THE WEST
                          TCW ASSET MANAGEMENT COMPANY
                               TCW SPECIAL CREDITS
                   OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.
                   OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                             GATEWAY RECOVERY TRUST
                                 ROGER D. SNELL
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 Par Value per Share
                         (Title of Class of Securities)

                                   45631G-10-6
                      (CUSIP Number of Class of Securities)


                                   Roger Snell
                         The Peregrine Real Estate Trust
                                 1300 Ethan Way
                                    Suite 200
                          Sacramento, California 95825

                                 (916) 929-8244
                                 With a copy to:

                                Deborah Baumgart
                       Milbank, Tweed, Hadley & McCloy LLP
                             601 So. Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017
                                 (213) 892-4000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [  ]  A tender offer.
     d.  [  ]  None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

              Transaction Valuation*              Amount of Filing Fee
              ----------------------              --------------------
                     $1,368,780                           $273.75

* Determined by multiplying 2,319,915 (the number of outstanding shares of the Common Stock of the Peregrine Real Estate Trust not owned by Oaktree, TCW, Prudential or their Affiliates) by $0.59 per share and adding the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of the Common Stock of the Peregrine Real Estate Trust in consideration of the cancellation of such options.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $273.75

Form or Registration Number:  Schedule 14C

Filing Party:    The Peregrine Real Estate Trust
                 WinShip Properties
                 TCW Special Credits Fund IV
                 TCW Special Credits Plus Fund
                 TCW Special Credits Trust IV
                 TCW Special Credits Trust IVA
                 Trust Company of the West
                 TCW Asset Management Company
                 TCW Special Credits
                 OCM Real Estate Opportunities Fund A, L.P.
                 OCM Real Estate Opportunities Fund B, L.P.
                 The Prudential Insurance Company of America

                 Gateway Recovery Trust
                 Roger D. Snell


Date Filed:  March 28, 2001

                  This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended, (the "Statement") filed on February 8, 2001 pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended. The underlying Rule 13e-3 transaction relates to the merger (the "Merger") of The Peregrine Real Estate Trust, a California real estate investment trust ("Peregrine") with and into WinShip Properties, a California real estate investment trust ("New WinShip") on March 19, 2001. New WinShip, which is the trust surviving the Merger, is wholly-owned by The Prudential Insurance Company of America, Gateway Recovery Trust, TCW Special Credits Fund IV, TCW Special Credits Plus Fund, TCW Special Credits Trust IV, TCW Special Credits Trust IVA, TCW Special Credits, as investment manager of the Weyerhaeuser Company Master Retirement Trust Separate Account, OCM Real Estate Opportunities Fund A, L.P., OCM Real Estate Opportunities Fund B, L.P., and Oaktree Capital Management, LLC, as investment manager of Gryphon Domestic VII LLC's separate account.

                  This Schedule 13E-3 is being jointly filed by (i) Peregrine (the issuer of the class of equity securities that is the subject of the transaction); (ii) New WinShip, (iii) TCW Special Credits Fund IV; (iv) TCW Special Credits Plus Fund; (v) TCW Special Credits Trust IV; (vi) TCW Special Credits Trust IVA; (vii) Trust

Company of the West, a California corporation and wholly-owned subsidiary of TCW Group, Inc., a Nevada corporation ("TCWG"); (viii) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO"); (ix) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner; (x) OCM Real Estate Opportunities Fund A, L.P., a Delaware limited partnership; (xi) OCM Real Estate Opportunities Fund B, L.P., a Delaware limited partnership; (xii) The Prudential Insurance Company of America; (xiii) Gateway Recovery Trust; and
(xiv) Roger D. Snell, President and Chief Executive Officer of Peregrine.

                  The information contained in this Schedule 13E-3 concerning Peregrine was supplied by Peregrine and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 concerning each filing person other than Peregrine was supplied by each such filing person and no other filing person, including Peregrine, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 15.  Additional Information.

                  On March 19, 2001, the Merger of Peregrine into New WinShip was completed. As a result of the Merger, no public market exists for Peregrine's common shares and each shareholder of Peregrine other than New WinShip received cash consideration in an amount equal to $0.59 per share. Following the Merger, Peregrine is eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended. Accordingly, on March 23, 2001, Peregrine filed a Certificate and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

ITEM 16.  Exhibits

                  Item 16 is hereby amended and supplemented as follows:

                  (f) Press Release issued by the Trust on March 21, 2001.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

                  This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "should," "could," "targets" and "may" or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

                  Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

                                    SIGNATURE


                  After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated as of the 27th day of March 2001.

THE PEREGRINE REAL ESTATE TRUST

By:  /s/ Roger D. Snell
   -----------------------------------------
Title: President and CEO


WINSHIP PROPERTIES


By:  /s/ Richard Masson
   -----------------------------------------
Title: President


TRUST COMPANY OF THE WEST

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory


TCW SPECIAL CREDITS

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IV

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General Partner of
TCW Special Credits Fund IV


TCW SPECIAL CREDITS PLUS FUND

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General Partner of
TCW Special Credits Plus Fund


TCW SPECIAL CREDITS TRUST IV

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West, the
trustee of TCW Special Credits Trust IV


TCW SPECIAL CREDITS TRUST IVA

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West, the
trustee of TCW Special Credits Trust IVA

OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang
Managing Director and General Counsel
of Oaktree Capital Management, LLC, the
General Partner of OCM Real Estate Opportunities Fund A, L.P.


OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang
Managing Director and General Counsel
of Oaktree Capital Management, LLC, the
General Partner of OCM Real Estate Opportunities Fund B, L.P.


THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: /s/ Gwendolyn S. Foster
   -----------------------------------------
   Name:  Gwendolyn S. Foster
   Title: Vice President


GATEWAY RECOVERY TRUST

By:      The Prudential Insurance Company of America,
         its Asset Manager

By:  /s/ Gwendolyn S. Foster
   -----------------------------------------
         Name:  Gwendolyn S. Foster
         Title: Vice President


ROGER D. SNELL

By: /s/ Roger D. Snell
   --------------------------------------------------




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


                                  EXHIBIT INDEX

   EXHIBIT                                 DESCRIPTION

Exhibit 99.1*       Press Release issued by the Trust on March 21, 2001.















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